April 27, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:     Larry Greene, Division of Investment Management

                      Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)
File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

Morgan Stanley Global Long/Short Fund A (“GLS A”)

File Numbers 811-22094 & 333-144612

Morgan Stanley Global Long/Short Fund P (“GLS P”)

File Numbers 811-22095 & 333-144614

AIP Multi-Strategy Fund A (formerly, Alternative Investment Partners Absolute Return Fund II A) (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (formerly, Alternative Investment Partners Absolute Return Fund II P) (“AMS P”)

File Numbers 811-22193 & 333-149943

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 26, 2010 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Fund’s subsequent post-effective amendments to their respective registration statements, each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus. Additionally, each of ARF, GLS A, and AMS A is referred to as a “Master Fund,” and each of STS, GLS P, and AMS P is referred to as a “Feeder Fund.”

Comment 1.	In the Statement of Additional Information for each Fund, please add the disclosure required by SEC Release No. 33-9089, Proxy Disclosure Enhancements.

NYB1611548.3

Response 1. The disclosure has been revised accordingly.

Comment 2.	Please confirm that the expected initial closing date for subscriptions for Shares of AMS A and AMS P is May 3, 2010, as stated in the prospectus for each of those Funds.

Response 2. The reference to the expected initial closing date of May 3, 2010 for subscriptions for Shares of AMS A and AMS P is accurate.

Comment 3.	Consider whether it is necessary to add any disclosure to each Fund’s registration statement to address the impact of SEC Release No. 33-9106, Commission Guidance Regarding Disclosure Related to Climate Change.

Response 3. We acknowledge the comment and have concluded that additional disclosure is not required to be added to each Fund’s registration statement to comply with the guidance set forth in the above release.

Comment 4.	Please confirm that the board of trustees of each Master Fund has signed the registration statement of each Feeder Fund.

Response 4. The board of trustees of each Master Fund has signed the registration statement of each Feeder Fund.

Comment 5.	On the facing page of the registration statement for each of AMS A and AMS P, please remove the language stating that the Registrant “hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until such Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.”

Response 5. The statement has been removed accordingly.

Comment 6.	On the first page of the prospectus for each Fund, please remove the reference to any “state securities commission” not having approved or disapproved the securities or passed upon the adequacy of the prospectus.

Response 6. The statement has been revised accordingly.

Comment 7.	With respect to each of AMS A and AMS P, since the Funds offer their shares on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (“1933 Act”), please confirm how each Fund will update its registration statement after it commences operations.

Response 7. Each of AMS A and AMS P will update its registration statement on an annual basis.

Comment 8.	With respect to each of AMS A and AMS P, please be advised of the requirements of Rule 415(a)(5) under the 1933 Act.

Response 8. We acknowledge the comment.

Comment 9.	The sections entitled “Summary of Terms” — “Investment Program” and “Investment Program” — “Portfolio Construction” in the prospectuses of ARF, STS, AMS A, and AMS P state that “the Adviser typically endeavors to limit the exposure to any one type of investment strategy to less than 35% of [as applicable, ARF’s or AMS A’s] gross assets.” This statement is regarded as if it were a concentration limit. Please confirm that each Fund’s prospectus contains appropriate disclosure regarding concentration risk.

Response 9. The section entitled “Summary of Terms” — “Risk Factors” in the ARF, STS, AMS A, and AMS P prospectuses states that one of the risks of an investment in the applicable Fund is “investing in a fund that may invest indirectly a substantial portion of its assets in Investment Funds that follow a particular type of investment strategy, thus exposing the Fund to the risks of that strategy.” Further, the section entitled “Other Risks” — “Potential Significant Effect of the Performance of a Limited Number of Investments or Strategies” in these prospectuses states that “the Fund may invest a substantial portion of its assets in Investment Funds that follow a particular investment strategy. In such event, the Fund would be exposed to the risks associated with that strategy to a greater extent than if the Fund’s exposure was broadly diversified amongst Investment Funds pursuing various investment strategies.” Accordingly, we do not believe additional disclosure is necessary.

Comment 10.	Please complete the section entitled “Summary of Fees and Expenses” for each Fund and provide it to the Staff of the Commission prior to the filing of each subsequent post-effective amendment to the registration statement of each Fund.

Response 10. The section entitled “Summary of Fees and Expenses” has accordingly been completed and already provided to the Staff of the Commission.

Comment 11.	With respect to the fee table in the prospectuses of AMS A and AMS P, please address the following comments:

(a) In the event that the contractual fee waiver and/or expense reimbursement terminates on July 1, 2010 as a result of the expiration of the investment advisory agreement and is not extended, please remove the item regarding such waiver/reimbursement from the fee table.

Response 11(a). The advisory agreement between the Fund and the Adviser has been renewed for a one year period until July 1, 2011; therefore, the contractual fee waiver and/or expense reimbursement shall continue for a period of at least 12 months from the date of the prospectus. Therefore, the item regarding such waiver/reimbursement may be included in the fee table for each Fund.

(b) Please advise as to whether the fee waivers and/or expense reimbursements discussed above are subject to recoupment by the Adviser.

Response 11(b). The fee waivers and/or expense reimbursements are not subject to recoupment by the Adviser.

Comment 12.	The section entitled “Investment Program” — “Leverage” in each Fund’s prospectus states that a “credit crunch” and general market turmoil were experienced “during late 2008 into 2009.” Please conform the disclosure to that under “Types of Investments and Related Risks” — “Investment Related Risks” — “Highly Volatile Markets” which seems to indicate that certain key “events in the financial sector” have persisted since late 2008.

Response 12. The disclosure in “Types of Investments and Related Risks” — “Investment Related Risks—Highly Volatile Markets” has been revised to clarify that the key events enumerated therein occurred in late 2008.

Comment 13.	The section entitled “Conflicts of Interest” in each Fund’s prospectus discusses the election of Morgan Stanley to be regulated as a bank holding company (“BHC”), and the possibility that certain restrictions may be imposed on each Fund as a result, since Morgan Stanley may be deemed to “control” each Fund. Please discuss whether these restrictions apply generally to any fund that is an affiliate of Morgan Stanley, or only to certain funds. Please also consider adding additional disclosure regarding Morgan Stanley’s status as a BHC in the section entitled “Summary of Terms.”

Response 13. The disclosure under “Conflicts of Interest” has been revised to reflect that Morgan Stanley should not be considered to “control” these Funds for purposes of the Bank Holding Company Act and the restrictions previously disclosed in the February PEAs consequently should not apply to the Funds. Accordingly, we do not believe additional disclosure is necessary in the “Summary of Terms.”

Comment 14.	Appendix A-1 to the prospectuses of ARF, STS, AMS A, and AMS P compares the performance of the relevant Master Fund’s benchmark to that of various other broad market equity and fixed income indices. Please discuss why this relative performance information is provided for these Funds, which have an absolute return investment strategy.

Response 14. We do not believe that the above-mentioned Funds’ use of a performance benchmark or presentation of the information provided in the appendices to the prospectuses is inconsistent with such Funds’ absolute return strategy. The performance benchmark consists of funds which pursue absolute return strategies, and thus provides a useful standard against which the Funds can measure the results of their absolute return strategy. Moreover, the information provided in the appendix compares the absolute return strategies embodied in the performance benchmark to various other broad market indices over a long period of time not to suggest that the Funds are using those broad market indices as performance benchmarks themselves but, rather, generally to contrast the results of absolute return strategies with those of more traditional equity and fixed-income strategies.

Comment 15.	Please confirm that fidelity bond filings pursuant to Rule 17j-1 under the 1940 Act have been made for ARF, STS, GLS A, and GLS P.

Response 15. Fidelity bond filings for each of the above Funds were made on January 8, 2010 and amended on March 12, 2010 to reflect an increase in coverage for each Fund.

Comment 16.	The section entitled “Investment Program” — “Investment Philosophy” in the prospectuses of GLS A and GLS P states that “in certain circumstances . . . the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds by entering into derivative transactions.” Please discuss whether there are any limits on how much exposure can be obtained through derivatives.

Response 16. While there are no formal limits on the use of derivatives to obtain exposure to Investment Funds by each of the above Funds, derivatives have been, and are expected to be, used to obtain exposure to Investment Funds in relatively limited circumstances.

Comment 17.	The section entitled “Investment Program” — “Leverage” in the prospectuses of GLS A and GLS P states that GLS A, as the Master Fund, has entered into a demand discretionary credit agreement with State Street Bank and Trust Company (“State Street”) to enable GLS A to borrow money in connection with its investment activities. Please indicate whether State Street can influence GLS A’s investment policy in its capacity as lender under the credit agreement, and please also discuss the current status and recent history of the facility.

Response 17. State Street cannot dictate, or otherwise influence in any way, the Master Fund’s investment policy as a result of the credit agreement. During 2009, the Master Fund borrowed a total of $2.5 million under the credit agreement, and such borrowed amounts were only outstanding for 14 days.

*        *        *         *        *        *        *        *

As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione

5